Exhibit 99.1

Corporate Communications

CNH Industrial to announce 2021 Third Quarter financial results on November 4, 2021 and, in view of the announced spin-off (early 2022), an Iveco Group Investor Day on November 18, 2021

London, October 18, 2021

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its financial results for the Third Quarter of 2021 will be released on Thursday, November 4, 2021.

A live audio webcast of the 2021 Third Quarter results conference call will begin at 2:30 p.m. CET/ 1:30 p.m. GMT / 9:30 a.m. EDT on Thursday, November 4, 2021.
Details for accessing the webcast presentation are available at the following address: https://bit.ly/CNH_Industrial_Q3_2021.
For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com) for two weeks following the conference call.
Furthermore, CNH Industrial invites you to save the date, November 18, for an Iveco Group Presentation and Q&A. The event will be followed by a non-deal road show starting November 19.
A live streaming of the Iveco Group Investor Day will begin at 2:30 p.m. CET / 1:30 p.m. GMT / 8:30 a.m. EST on Thursday, November 18, 2021.
Details for accessing the live streaming presentation will be available few days before the event.

For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com).

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications
Email: mediarelations@cnhind.com

Investor Relations
Email: investor.relations@cnhind.com